82-137

POWER
CORPORATION
OF CANADA

QUARTERLY REPORT

for the six months ended June 30, 2003

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 FAX (514) 286-7424

To the Shareholders

Power Corporation of Canada's operating earnings for the six-month period ended June 30, 2003 were $394 million or $1.70 per participating share, compared with $367 million or $1.61 per share for the same period in 2002. This represents a 5.6 per cent increase on a per share basis.

The increase in operating earnings reflects primarily an increase in operating earnings at Power Financial Corporation. Results from corporate activities increased slightly in the first six months of 2003, compared with the corresponding period of 2002. Income from investments includes a special dividend paid by CITIC Pacific in the second quarter of 2003.

The Corporation also recorded a charge to other income of $7 million or $0.03 per share in the six-month period, representing its indirect share of non-operating items recorded within the Pargesa group during the first quarter. In 2002, other income consisted of a charge of $1 million or $0.01 per share.

As a result, net earnings for the six-month period ended June 30, 2003 were $387 million or $1.67 per share, compared with $366 million or $1.60 per share in 2002.

SECOND QUARTER RESULTS

For the quarter ended June 30, 2003, Power Corporation's operating earnings were $220 million or $0.95 per share, compared with $196 million or $0.86 per share in the second quarter of 2002. This represents a 10.5 per cent increase on a per share basis.

Net earnings were $220 million or $0.95 per share for the second quarter of 2003, compared with $195 million or $0.85 per share in 2002, representing an 11.8 per cent increase on a per share basis. The 2002 figure included a charge to other income of $1 million or $0.01 per share.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the six-month period ended June 30, 2003 were $588 million or $1.59 per share, compared with $534 million or $1.48 per share for the same period in 2002. This represents a 7.4 per cent increase on a per share basis.

dlw 10/29

The contribution from its subsidiaries and affiliate to operating earnings increased by 9 per cent over 2002, mainly due to growth in the contribution from Great-West Lifeco Inc.

Other income for the six-month period of 2003 was a charge of $10 million or $0.03 per share, corresponding to Power Financial's share of non-operating items recorded during the first quarter within the Pargesa group. Other income was nil in the corresponding six-month period of 2002.

As a result, net earnings were $578 million or $1.56 per share for the six-month period ended June 30, 2003, compared with $534 million or $1.48 per share in 2002.

DIVIDENDS

The Board of Directors declared a dividend on the First Preferred Shares, 1986 Series, payable October 15, 2003 to shareholders of record September 24, 2003 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A, payable October 15, 2003 to shareholders of record September 24, 2003.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B, payable October 15, 2003 to shareholders of record September 24, 2003.

A dividend of 36.25 cents per share was declared on the First Preferred Shares, Series C, payable October 15, 2003 to shareholders of record September 24, 2003.

A dividend of 24.375 cents per share was declared on the Participating Preferred and on the Subordinate Voting Shares, payable September 30, 2003 to shareholders of record September 9, 2003.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and
Co-Chief Executive Officer

André Desmarais
President and
Co-Chief Executive Officer

August 1, 2003

Management's Discussion and Analysis of Operating Results

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the three-month and six-month periods ended June 30, 2003. This document should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Power Corporation and notes thereto for the three-month and six-month periods ended June 30, 2003, Management's Discussion and Analysis of Operating Results included in the Annual Report of the Corporation for the year ended December 31, 2002, the Consolidated Financial Statements and notes thereto for the year ended December 31, 2002 and the unaudited Interim Consolidated Financial Statements and notes thereto for the quarter ended March 31, 2003.

Power Corporation's principal asset is its 67.1 per cent interest in Power Financial Corporation (Power Financial), which holds substantial interests in the financial services industry in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). The acquisition by Lifeco of Canada Life Financial Corporation (Canada Life), which operates in Canada, the United States and Europe, was completed on July 10, 2003. Therefore, contribution from Canada Life to earnings will be recorded beginning in the third quarter of this year. Together with the Frère group of Belgium, Power Financial also holds a significant interest in Pargesa Holding S.A. (Pargesa). The Pargesa group has substantial holdings in a group of major media, energy, water, waste services and specialty minerals companies based in Europe.

Through its wholly owned subsidiary Gesca Ltée (Gesca), Power Corporation has an interest in the communications sector. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, including *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. Since September 2002, Gesca also holds a 20 per cent interest in Workopolis, Canada's leading provider of recruitment and job search solutions.

Power Corporation also holds 100 per cent of Power Technology Investment Corporation (PTIC), which focuses on the biotechnology and technology sectors. In the biotechnology sector, PTIC announced in 2002 that it had agreed to participate in Picchio Pharma Inc. (Picchio), a 50/50 joint venture corporation with an initial capital commitment of $60 million. The objective of Picchio is to become a Canadian biopharmaceutical company dedicated to acquiring, developing and commercializing new therapeutic products and technologies.

Power Corporation also has investments in Asia, the most significant of which is a 4.6 per cent interest in CITIC Pacific Ltd., with a carrying value of $434 million.

The Corporation also holds interests in various investment funds and has recently committed to invest up to €100 million in a new private equity fund in Europe. Power Corporation owns the management company of this fund.

SIX-MONTH RESULTS

In this section, Power Financial, Gesca and PTIC are accounted for on the equity basis.

Net earnings of the Corporation are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries before non-recurring items, as well as results from corporate activities; and
- other income.

EARNINGS SUMMARY

For the six months ended June 30	2003		2002	
(in millions of dollars, except per share amounts) (unaudited)	Total (1)	Per share	Total (1)	Per share
Operating earnings	394	1.70	367	1.61
Other income	(7)	(0.03)	(1)	(0.01)
Net earnings	387	1.67	366	1.60

(1) Before dividends on non-participating shares, amounting to $15 million in 2003 and $10 million in 2002.

OPERATING EARNINGS

For the six-month period ended June 30, 2003, operating earnings were $394 million or $1.70 per share, as against $367 million or $1.61 per share in 2002. This represents an increase of 5.6 per cent on a per share basis.

The $27 million growth in operating earnings reflects:

- an increase in the contribution from subsidiaries to operating earnings, mainly due to growth in Power Financial's earnings,
- a slight increase in results from corporate activities. In the first six months of 2003, income from investments includes an amount of $18 million, pre tax, representing the impact of the special dividend of HK$1.00 per share paid in May by CITIC Pacific. In addition, CITIC Pacific paid the second and final portion of its regular dividend, amounting to HK$0.70 per share, compared with HK$0.60 during the same period last year. The regular dividend is usually paid in two instalments. Also as previously reported, the Corporation recorded the positive impact of the release of income tax reserves during the first quarter of this year.

No gains from the sale of securities were recorded during the first half of 2003, whereas in the corresponding period of 2002 – principally during the first quarter – such gains were significant.

The variance in operating earnings per share also takes into account the impact of the increase in non-participating share dividends, which amounted to $15 million for the six-month period of 2003, as compared with $10 million in 2002.

OTHER INCOME

Other income was a charge of $7 million or $0.03 per share in the six-month period of 2003 and represented Power Corporation's share of non-operating items recorded during the first quarter within the Pargesa group. Other income was a charge of $1 million or $0.01 per share in the corresponding six-month period of 2002.

NET EARNINGS

Including other income, net earnings were $387 million or $1.67 per share for the six-month period of 2003, compared with $366 million or $1.60 per share in 2002.

SECOND QUARTER RESULTS

Operating earnings for the second quarter of 2003 were $220 million or $0.95 per share, compared with $196 million or $0.86 per share in the corresponding period of last year.

Net earnings were $220 million or $0.95 per share for the second quarter of 2003, compared with $195 million or $0.85 per share in 2002. The figure for 2002 included a charge to other income of $1 million or $0.01 per share.

CASH FLOW

On a consolidated basis, cash and cash equivalents increased during the six-month period by $624 million, as compared with a decrease of $74 million during the same period last year.

Operating activities produced a net inflow of $1,446 million during the period in 2003, compared with a net inflow of $716 million for the corresponding period of 2002. Cash flow from financing activities resulted in a net inflow of $737 million in 2003, compared with a net outflow of $579 million in 2002. Included in the 2003 figure are gross proceeds from the issue by Power Financial during the month of March of Series I and J First Preferred Shares and of 6.90% 30-year debentures, for a total amount of $600 million, as well as $150 million representing the cash consideration paid in May by Power Financial to holders of its First Preferred Shares, Series B in connection with the redemption of all of the outstanding shares. Also included are proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively. Cash flow from investing activities resulted in a net outflow of $1,559 million in 2003, compared with a net outflow of $211 million in 2002. Included in the figure for 2003 are the purchases of Canada Life and Lifeco common shares made during the months of May and June by Power Financial, for a total amount of $257 million.

DIVIDEND PER PARTICIPATING SHARE

At its meeting held on August 1, 2003, the Board of Directors of Power Corporation declared a quarterly dividend of 24.375 cents per participating share, compared with 20.625 cents for the same quarter of the previous year, an increase of 18 per cent.

For the six-month period, total dividends declared per participating share amounted to 45 cents in 2003, compared with 38.125 cents in 2002, an increase of 18 per cent.

SHAREHOLDERS' EQUITY

Power Corporation's shareholders' equity amounted to $5,339 million at June 30, 2003, compared with $5,387 million at the end of 2002. The decrease of $48 million is primarily due to:

- an increase of $265 million in retained earnings; and
- a $314 million net decrease in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Pargesa and Great-West Life & Annuity Insurance Company (GWL&A).

ACQUISITION OF CANADA LIFE

The acquisition of Canada Life by Lifeco was completed on July 10, 2003. As more fully described in the following section of this report, Power Financial's earnings will begin to reflect the impact resulting from this acquisition, as well as from the acquisition by Power Financial and Investors Group of Lifeco shares through private placement, only in the third quarter of 2003.

In accordance with statements they issued by way of press releases in February 2003, at the time the proposed acquisition was initially announced, both Dominion Bond Rating Services (DBRS) and Standard & Poor's Corporation (S&P) confirmed changes to the ratings of the Corporation on July 10, 2003.

DBRS lowered its ratings by one notch. All of the ratings have been removed from the "Under Review with Negative Implications" status under which they were placed on February 18, 2003. The corporate rating is A and the trend remains stable. S&P lowered all the ratings of Power Corporation, which had been placed on "CreditWatch" since February 17, 2003, by one notch. At the same time, S&P removed these ratings from "CreditWatch". The counterparty credit rating of Power Financial is A and the outlook is negative.

Current ratings for the securities issued by the Corporation are therefore as follows (see current ratings of Power Financial in the corresponding section of this document):

	DBRS	S&P	
		Canadian scale	Global scale
Preferred shares			
Cumulative	Pfd-2	P-2 (high)	BBB+
Non-cumulative	Pfd-2 n	P-2 (high)	BBB+

The information contained herein concerning Power Financial's subsidiaries has been summarized from quarterly information publicly disclosed by them. As in 2002, Pargesa will release its six-month results during the month of September, and consequently, specific information relating to this company has not been disclosed. The contribution from the European affiliate reported for the first six months of 2003 has therefore been calculated, as in 2002, from information provided by its management and is based in part on preliminary or estimated figures. Any difference between this estimated contribution from Pargesa for the six-month period and actual figures will be recorded in the third quarter, as was the case in 2002.

Furthermore, readers are reminded that in preparing its statement of earnings, Power Financial uses Pargesa's flow-through presentation of results after having adjusted them by reversing amortization of goodwill in accordance with Canadian accounting principles. These adjustments represented approximately $0.06 per share in the first six months of 2003.

SIX-MONTH RESULTS

In this section, the principal subsidiaries, Lifeco and Investors Group, which make the most significant contribution to the earnings of the Corporation, are accounted for on the equity basis.

Net earnings of the Corporation are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries and affiliate before non-recurring items as well as results from corporate activities. As explained above, operating earnings of Pargesa have been adjusted for goodwill amortization; and
- other income.

EARNINGS SUMMARY

For the six months ended June 30	2003		2002	
(in millions of dollars, except per share amounts) (unaudited)	Total [1]	Per share	Total [1]	Per share
Operating earnings	588	1.59	534	1.48
Other income	(10)	(0.03)	-	-
Net earnings	578	1.56	534	1.48

(1) Before dividends on preferred shares, amounting to $34 million in 2003 and $20 million in 2002.

OPERATING EARNINGS

For the six-month period ended June 30, 2003, operating earnings were $588 million or $1.59 per share, as against $534 million or $1.48 per share in 2002. This represents an increase of 7.4 per cent on a per share basis.

Share of operating earnings from subsidiaries and affiliate increased by 9 per cent, primarily due to the increase in the contribution from Lifeco. As noted above, earnings of Lifeco in the first six-month period of 2003 do not include the contribution from Canada Life. The previously announced $800 million investment by Power Financial in treasury shares of Lifeco was completed on July 10, 2003 and therefore did not contribute to Power Financial's operating earnings in the period.

Although these contributions will begin only in the third quarter, operating earnings per share of Power Financial in the first six-month period of 2003 were negatively impacted by the cost, net of positive returns on cash, resulting from the various financings recently undertaken by the Corporation; particularly, the combination of preferred shares and long-term debt issued in March 2003 for gross proceeds of $600 million. These issues were additional to the $300 million preferred shares issue in the second half of 2002. Power Financial also redeemed its outstanding First Preferred Shares, Series B for $150 million in May 2003. Preferred share dividends amounted to $34 million in the first six-month period of 2003, compared with $20 million in the corresponding period of 2002.

As in the previous year, Pargesa's estimated contribution to operating earnings for the six-month period includes dividends received by Groupe Bruxelles Lambert (GBL) from its holding in Total and Suez. And as in 2002, the portion of the dividend received by GBL from Bertelsmann, which is considered as a preferred share dividend, has been recorded as income. These dividends, which represent a significant part of Pargesa's operating earnings, are received once a year, usually during the second quarter. Readers are reminded that the contribution from Pargesa to the earnings of Power Financial is converted into Canadian dollars using average exchange rates, which were higher during the first half of 2003 compared with the same period in 2002.

OTHER INCOME

Other income was a charge of $10 million or $0.03 per share in the six-month period of 2003, and represented Power Financial's share of non-operating items recorded during the first quarter within the Pargesa group. Other income was nil in the corresponding six-month period of 2002.

NET EARNINGS

Including other income, net earnings were $578 million or $1.56 per share for the six-month period of 2003, compared with $534 million or $1.48 per share in 2002.

SECOND QUARTER RESULTS

Operating earnings for the second quarter of 2003 were $325 million or $0.88 per share, compared with $297 million or $0.83 per share in the corresponding period of last year.

Other income was nil in the second quarter, as in 2002.

Therefore, net earnings were $325 million or $0.88 per share for the second quarter of 2003, compared with $297 million or $0.83 per share in 2002.

CASH FLOW

On a consolidated basis, cash and cash equivalents increased during the six-month period by $638 million, compared with a decrease of $68 million during the same period of last year.

Operating activities produced a net inflow of $1,425 million during the period in 2003, compared with a net inflow of $681 million for the corresponding period of 2002.

Cash flow from financing activities resulted in a net inflow of $718 million in 2003, compared with a net outflow of $608 million in 2002. Included in the 2003 figure are gross proceeds from the issue by Power Financial during the month of March of Series I and J First Preferred Shares and of 6.90% 30-year debentures for a total amount of $600 million, as well as $150 million representing the cash consideration paid in May to holders of the First Preferred Shares, Series B in connection with the redemption of all of the outstanding shares. Also included are proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively, as well as the repayment of $275 million of long-term debt by Investors Group.

Cash flow from investing activities resulted in a net outflow of $1,505 million in 2003, compared with a net outflow of $141 million in 2002. Included in the figure for 2003 are the purchases of Canada Life and Lifeco common shares made during the months of May and June, for a total amount of $257 million.

DIVIDEND PER COMMON SHARE

At its meeting held on August 1, 2003, the Board of Directors of Power Financial declared a quarterly dividend of 30 cents per common share, compared with a quarterly dividend of 26 cents declared in August 2002. This represents an increase of 15 per cent.

For the six-month period, total dividends declared per common share amounted to 58 cents in 2003, compared with 50 cents in 2002, an increase of 16 per cent.

SHAREHOLDERS' EQUITY

Power Financial's shareholders' equity amounted to $6,939 million at June 30, 2003, compared with $6,855 million at the end of 2002. The increase of $84 million is primarily due to:

- the increase of $200 million in preferred share stated capital, representing gross proceeds from the issuance in March of Series I and J First Preferred Shares for $350 million, net of $150 million representing the par value of the Series B First Preferred Shares that were redeemed in May 2003;
- an increase of $332 million in retained earnings; and
- a $456 million net decrease in foreign currency translation adjustments, relating primarily to Power Financial's indirect investments in Pargesa and Great-West Life & Annuity Insurance Company (GWL&A).

ACQUISITION OF CANADA LIFE

As noted above, on July 10, 2003, Lifeco completed the acquisition of Canada Life. Consideration paid by Lifeco for this acquisition consisted of cash, preferred shares and common shares. On the same day, Power Financial invested approximately $800 million to purchase common shares of Lifeco from treasury through a private placement, as previously announced. Investors Group also invested $100 million to purchase common shares of Lifeco from treasury. In addition, in April, a wholly owned subsidiary of Power Financial purchased common shares of Canada Life in the market. These shares were subsequently tendered into the acquisition and resulted in that subsidiary receiving common shares of Lifeco and other consideration. The subsidiary also purchased common shares of Lifeco between May 2 and July 7. As a result of all these transactions, the aggregate interest of Power Financial and Investors Group in Lifeco stood at 74.8 per cent following the closing of the Canada Life acquisition. Furthermore, in connection with the acquisition, all the Canada Life vested stock options outstanding at the time of closing were exchanged for Lifeco stock options, and are exercisable within 45 days of closing, potentially reducing the group's ownership in Lifeco by approximately 0.6 per cent.

As already indicated, Power Financial's earnings will begin to reflect the impact from the acquisition of Canada Life by Lifeco as well as from the acquisition of Lifeco shares through private placements only in the third quarter of 2003.

In accordance with statements they issued by way of press releases in February 2003 at the time the proposed acquisition was initially announced, both Dominion Bond Rating Services (DBRS) and Standard & Poor's Corporation (S&P) confirmed changes to the ratings of Power Financial, upon closing of the acquisition of Canada Life by Lifeco, on July 10, 2003.

DBRS lowered its ratings by one notch. All of the ratings have been removed from the "Under Review with Negative Implications" status under which they were placed on February 18, 2003. The trend remains stable.

S&P lowered all the ratings, which had been placed on "CreditWatch" since February 17, 2003, by one notch. At the same time, S&P removed these ratings from "CreditWatch". The Canadian national scale preferred stock rating, which was not on "CreditWatch", remains unchanged. The counterparty credit rating of Power Financial is A+ and the outlook is negative.

Current ratings for the securities issued by Power Financial are therefore as follows:

	DBRS	S&P	
Senior debentures	A (high)	A +	
		Canadian scale	*Global scale*
Preferred shares			
Cumulative	Pfd-2 (high)	P-1 (low)	A-
Non-cumulative	Pfd-2 (high) n	P-1 (low)	A-

Lifeco reported net income attributable to common shareholders of $514 million or $1.405 per common share for the six months ended June 30, 2003, an increase of 14 per cent compared with $1.236 per common share reported in the first six months of 2002.

For the second quarter, net income attributable to common shareholders was $261 million or $0.715 per common share, compared with $234 million or $0.634 per common share for the corresponding period of 2002.

HIGHLIGHTS – SIX MONTHS 2003

- Earnings per common share increased 14 per cent over 2002 levels, reflecting favourable mortality experience in Canada and strong morbidity experience for both Canadian and United States operations.
- Return on common shareholders' equity was 24.5 per cent for the 12 months ended June 30, 2003, compared with 22.5 per cent in 2002.
- Quarterly dividends declared were 29.25 cents per common share, an increase of 2.25 cents per share payable September 30, 2003. Dividends paid on common shares for the first six months of 2003 were 20 per cent higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life) in Canada and GWL&A in the United States, together with Lifeco's corporate results.

Canadian consolidated net earnings of Lifeco attributable to common shareholders for the six months ended June 30, 2003 increased 18 per cent to $250 million from $211 million at June 30, 2002.

The increase in earnings was due, in large part, to favourable mortality and morbidity experience, combined with effective expense management.

Total premiums and deposits for the six months ended June 30, 2003, excluding reinsurance premiums, were essentially the same as 2002 levels, with increases in risk-based product premium offset by a reduction in segregated fund deposits. Reinsurance premiums were up 30 per cent, essentially in the life insurance product line.

Fee income was essentially the same as in 2002, reflecting growth in income from ASO contracts offset in part by the effects of equity markets on segregated fund fees.

For the three months ended June 30, 2003, earnings attributable to common shareholders increased 19 per cent to $129 million, compared with $108 million a year ago.

Total assets under administration at June 30, 2003 were $55.6 billion, up slightly from December 31, 2002 levels, with increases in general funds mitigated by reductions in segregated funds.

Lifeco's United States consolidated net earnings for the six months ended June 30, 2003 increased 8 per cent to $264 million from $245 million a year ago.

The increase in earnings was associated with improved morbidity for the Employee Benefits Division.

The decrease in US$ premium income and deposits of 14 per cent for the six months ended June 30, 2003 comprised reductions in both Employee Benefits and Financial Services. The reduction in the Employee Benefits segment is due to a contraction in healthcare medical membership, while the reduction in the Financial Services segment is primarily due to lower segregated fund deposits.

The decrease in fee income in 2003 arises from both the Group health ASO business and the effects of the U.S. equity markets on segregated fund fees.

For the three months ended June 30, 2003, earnings attributable to common shareholders increased 5 per cent to $132 million, compared with $126 million a year ago.

Total assets under administration were $37.2 billion at June 30, 2003, down $4.4 billion compared with December 31, 2002, essentially due to changes in foreign exchange translation rates.

On July 10, 2003, Lifeco completed its acquisition of Canada Life, the parent company of The Canada Life Assurance Company. Lifeco acquired all outstanding common shares of Canada Life that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of Canada Life to its Canadian subsidiary, Great-West Life. Canada Life is now a wholly owned subsidiary of Great-West Life.

Great-West Lifeco Inc.

FINANCIAL HIGHLIGHTS (unaudited)

For the six months ended June 30 (in millions of dollars, except per share amounts)	2003			2002			Change (%)
	Canada	U.S.	Total	Canada	U.S.	Total	
Premiums							
Life insurance, guaranteed annuities and insured health products	2,277	1,193	3,470	2,096	1,446	3,542	(2)
Reinsurance	2,148	-	2,148	1,655	-	1,655	30
Self-funded premium equivalents (ASO contracts)[1]	729	3,492	4,221	670	4,159	4,829	(13)
Segregated fund deposits[1]							
Individual products	705	152	857	1,012	327	1,339	(36)
Group products	601	1,374	1,975	590	1,858	2,448	(19)
Total premiums and deposits	6,460	6,211	12,671	6,023	7,790	13,813	(8)
Fee and other income	217	615	832	214	724	938	(11)
Paid or credited to policyholders	4,817	1,464	6,281	4,141	1,771	5,912	6
Net income attributable to							
Preferred shareholders	12	-	12	15	1	16	(25)
Common shareholders	250	264	514	211	245	456	13
Per common share							
Basic earnings			1.405			1.236	14
Dividends paid			0.540			0.450	20
Book value			11.21			10.80	4
Return on common shareholders' equity (12 months)							
Net income			24.5%			20.1%	
Adjusted net income[2]			-			22.5%	
At June 30							
Total assets	36,623	21,082	57,705	34,494	23,529	58,023	(1)
Segregated fund assets[1]	18,976	16,166	35,142	19,153	17,814	36,967	(5)
Total assets under administration	55,599	37,248	92,847	53,647	41,343	94,990	(2)
Capital stock and surplus			4,525			4,510	-

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) Return on common shareholders' equity for the 12 months ended June 30, 2002 is presented, for comparative purposes, on an adjusted basis excluding certain 2001 non-recurring items.

Investors Group Inc.

Investors Group reported net income attributable to common shareholders for the six months ended June 30, 2003 of $249.1 million, compared with $247.1 million in 2002. Diluted earnings per share were $0.94 compared with $0.93 in 2002.

For the three months ended June 30, 2003 net income attributable to common shareholders was $129.4 million, compared with $130.6 million in 2002. Diluted earnings per share were $0.49 unchanged from 2002.

HIGHLIGHTS

- Gross revenues for the first six months of 2003 were $915.0 million, compared with $1.0 billion last year. Gross revenues for the second quarter were $460.1 million, compared with $501.5 million in the prior year. Operating expenses were $525.6 million for the six months and $258.5 million for the quarter, compared with $581.1 million and $283.3 million respectively in 2002.
- Client assets under management and administration at June 30, 2003 totalled $74.9 billion, compared with $80.6 billion at June 30, 2002.
- Shareholders' equity at June 30, 2003 was $3.1 billion, compared with $2.9 billion at December 31, 2002. Return on average common equity for the six months was 18.1 per cent, compared with 19.7 per cent for the same period in 2002.
- The Board of Directors declared an increase of 1.5 cents in the quarterly dividend payable October 30, 2003 on the corporation's common shares, from 24 cents to 25.5 cents per share.

INVESTORS GROUP'S OPERATIONS

Year-to-date mutual fund sales were $2.1 billion, compared with $3.0 billion in the prior year. Mutual fund net redemptions for the period were $463 million, compared with last year's net sales of $547 million. Net redemption of long-term funds (excluding money market funds) were $442 million, compared with net sales of $459 million in the prior year.

Mutual fund sales for the second quarter were $914 million, compared with $1.3 billion in the prior year. For the quarter, mutual fund net redemptions were $382 million, compared with net redemptions of $23 million in 2002. Net redemptions of long-term funds (excluding money market funds) for the second quarter were $340 million, compared with net redemptions of $24 million for the second quarter of last year.

Investors Group's redemption rate at June 30, 2003 (excluding money market funds) was 11.3 per cent compared with 9.2 per cent a year ago.

Mutual fund assets at June 30, 2003 were $37.6 billion, a decline of 5.8 per cent from $39.9 billion at June 30, 2002.

MACKENZIE'S OPERATIONS

Mutual fund sales for the six-month period were $2.5 billion, compared with $3.5 billion in the prior year. Mutual fund net redemptions for the period were $219 million, compared with net sales of $378 million in the prior year. Mackenzie Financial Corporation's (Mackenzie) sales of long-term funds (excluding money market and managed yield funds) of $1.8 billion equalled redemptions for the period, compared with net sales of $779 million in 2002.

Mackenzie recorded sales of mutual funds of $1.0 billion for the second quarter, compared with $1.7 billion for the same quarter of last year. Mutual fund net redemptions for the period were $220 million, compared with net sales of $137 million in the prior year. Net redemptions of long-term funds (excluding money market and managed yield funds) were $43 million for the quarter, compared with net sales of $340 million in 2002.

Mackenzie's redemption rate for long-term funds was 12.7 per cent at the end of June 2003, compared with 11.2 per cent a year ago.

Mutual fund assets under management at June 30, 2003 were $30.3 billion, compared with $32.5 billion a year ago.

Investors Group Inc.

FINANCIAL HIGHLIGHTS (unaudited)

(in millions of dollars, except per share amounts)	For the three months ended June 30 2003	2002	Change (%)	As at and for the six months ended June 30 2003	2002	Change (%)
Net income available to common shareholders	129.4	130.6	(0.9)	249.1	247.1	0.8
Diluted earnings per share	0.49	0.49	-	0.94	0.93	1.0
Dividends per share	0.24	0.205	17.1	0.48	0.41	17.1
Return on equity				18.1%	19.7%	
Mutual funds						
Investors Group						
Sales	914.4	1,256.3	(27.2)	2,135.7	2,987.1	(28.5)
Net sales (redemptions)	(381.6)	(22.7)	N/M	(463.0)	546.8	N/M
Assets under management				37,594.3	39,921.0	(5.8)
Mackenzie Financial Corporation(1)						
Sales	1,041.4	1,672.3	(37.7)	2,540.2	3,501.0	(27.4)
Net sales (redemptions)	(220.2)	136.9	N/M	(219.4)	377.7	N/M
Assets under management				30,270.5	32,464.1	(6.8)
Combined mutual fund assets under management				67,864.8	72,385.1	(6.2)
Insurance in force (face amount)				29,319.6	26,583.2	10.3
Securities operations assets under administration				5,096.0	4,309.3	18.3
Mortgages serviced				6,668.3	7,256.7	(8.1)
Deposits and certificates				737.6	698.6	5.6
Clients				2,566,680	2,671,169	(3.9)
Client accounts				9,320,529	9,701,539	(3.9)
Consultants				3,186	3,321	(4.1)
Employees				3,117	3,385	(7.9)
Financial planning centres				108	108	-

(1) Canadian operations only

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	June 30 2003 (unaudited)	December 31 2002
ASSETS		
Cash and cash equivalents	3,625	3,001
Investments		
Shares	2,285	2,349
Bonds	32,763	33,766
Mortgages and other loans	8,008	8,399
Loans to policyholders	5,581	6,177
Real estate	1,125	1,270
	49,762	51,961
Investment in affiliates, at equity	1,463	1,562
Goodwill and intangible assets (Note 2)	5,354	5,206
Future income taxes	301	402
Other assets	7,687	8,004
	68,192	70,136
LIABILITIES		
Policy liabilities		
Actuarial liabilities	41,825	44,508
Other	3,610	3,788
Deposits and certificates	738	709
Long-term debt (Note 3)	3,231	2,393
Future income taxes	469	553
Other liabilities	5,338	5,237
	55,211	57,188
Non-controlling interests	7,642	7,561
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Non-participating shares	551	553
Participating shares	372	369
Retained earnings	4,391	4,126
Foreign currency translation adjustments	25	339
	5,339	5,387
	68,192	70,136

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended June 30 2003	2002	For the six months ended June 30 2003	2002
REVENUES				
Premium income	2,669	2,289	5,618	5,197
Net investment income	996	945	1,995	1,970
Fees and media income	901	1,033	1,830	2,043
	4,566	4,267	9,443	9,210
EXPENSES				
Paid or credited to policyholders and beneficiaries, including policyholder dividends and experience refunds	2,959	2,610	6,281	5,912
Commissions and operating expenses	940	1,037	1,912	2,077
Interest expense	55	43	97	86
	3,954	3,690	8,290	8,075
	612	577	1,153	1,135
Share of earnings of affiliates	50	45	46	46
Other income (charges), net (Note 7)	-	(2)	(10)	(2)
Earnings before income taxes and non-controlling interests	662	620	1,189	1,179
Income taxes	192	209	341	401
Non-controlling interests	250	216	461	412
Net earnings	220	195	387	366
Earnings per participating share (Note 6)				
Basic	0.95	0.85	1.67	1.60
Diluted	0.94	0.83	1.65	1.57

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

(in millions of dollars)	For the six months ended June 30 2003	2002
Retained earnings, beginning of year	4,126	3,700
Add		
Net earnings	387	366
	4,513	4,066
Deduct		
Dividends		
Non-participating shares	15	10
Participating shares	100	85
Other	7	-
	122	95
Retained earnings, end of period	4,391	3,971

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(in millions of dollars)	For the three months ended June 30 2003	2002	For the six months ended June 30 2003	2002
Operating activities				
Net earnings	220	195	387	366
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	(185)	(15)	(71)	(128)
Decrease (increase) in funds withheld by ceding insurers	174	140	169	355
Amortization and depreciation	23	27	47	53
Future income taxes	(40)	12	(11)	101
Non-controlling interests	250	216	461	412
Other	140	466	464	(443)
	582	1,041	1,446	716
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(98)	(89)	(196)	(175)
Non-participating shares	(8)	(5)	(14)	(9)
Participating shares	(54)	(46)	(100)	(85)
	(160)	(140)	(310)	(269)
Issue of subordinate voting shares	2	4	3	10
Repurchase of non-participating shares for cancellation	(1)	(1)	(2)	(2)
Issue of common shares by subsidiaries	9	8	19	18
Issue of preferred shares by subsidiaries	-	-	350	-
Repurchase of preferred shares by subsidiaries	(150)	-	(150)	-
Repurchase of common shares by subsidiaries	(31)	(37)	(56)	(76)
Issue of long-term debt	-	-	1,150	-
Repayment of long-term debt	(75)	(243)	(275)	(289)
Other	(10)	19	8	29
	(416)	(390)	737	(579)
Investment activities				
Bond sales and maturities	8,005	4,895	14,836	10,488
Mortgage loan repayments	308	436	641	867
Sale of shares	95	-	367	212
Proceeds from securitization	52	-	52	-
Change in loans to policyholders	(55)	(151)	(73)	(170)
Change in repurchase agreements	65	68	(197)	102
Investment in subsidiaries	(155)	-	(160)	-
Investment in bonds	(8,261)	(5,067)	(16,426)	(10,679)
Investment in mortgage loans	(219)	(396)	(375)	(693)
Investment in shares	(254)	(387)	(365)	(462)
Other	99	71	141	124
	(320)	(531)	(1,559)	(211)
Increase (decrease) in cash and cash equivalents	(154)	120	624	(74)
Cash and cash equivalents, beginning of period	3,779	2,396	3,001	2,590
Cash and cash equivalents, end of period	3,625	2,516	3,625	2,516

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

June 30, 2003

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at June 30, 2003 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2002.

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods starting on or after January 1, 2003.

In the normal course, the Corporation and its subsidiaries may enter into agreements that may contain features that meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events that may or may not occur, any such arrangements that were material have been previously disclosed by the Corporation and its subsidiaries.

Comparative figures

Certain of the 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the six months ended June 30, 2003 is as follows:

(in millions of dollars)	Goodwill	Intangible assets	Total
Balance, beginning of year	3,748	1,458	5,206
Additional investments in subsidiaries and other	148		148
Balance, end of period	3,896	1,458	5,354

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. These are, for the most part, indefinite life intangible assets and are not subject to amortization.

Note 3. Long-term debt

(in millions of dollars)	June 30 2003	December 31 2002
Power Financial Corporation		
7.65% debentures, due January 5, 2006	150	150
6.90% debentures, due March 11, 2033	250	-
Investors Group		
Floating Bankers' Acceptance, due May 30, 2006	175	450
6.75% Debentures 2001 Series, due May 9, 2011	450	450
6.58% Debentures 2003 Series, due March 7, 2018	150	-
6.65% Debentures 1997 Series, due December 13, 2027	125	125
7.45% Debentures 2001 Series, due May 9, 2031	150	150
7.00% Debentures 2002 Series, due December 31, 2032	175	175
7.11% Debentures 2003 Series, due March 7, 2033	150	-
Great-West Lifeco Inc.		
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7%, maturing at various dates to 2014	126	122
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured (US$175)	237	276
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	-
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	-
Other notes payable at interest rates from 8.0% to 9.0%	13	15
Other		
Bank loan at prime plus a premium varying between 0.625% and 2.750%	80	80
	3,231	2,393

Note 4. Capital stock and stock option plan

Stated capital

(in millions of dollars)	June 30 2003	December 31 2002
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized - Unlimited number of shares		
Issued - 1,019,878 *(2002 - 1,059,878)* shares	51	53
Series A First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued - 8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
	551	553
Participating shares		
Participating Preferred Shares		
Authorized - Unlimited number of shares		
Issued - 24,427,386 shares	27	27
Subordinate Voting Shares		
Authorized - Unlimited number of shares		
Issued - 198,022,252 *(2002 - 197,704,052)* shares	345	342
	372	369

Stock-based compensation

As permitted by the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments, the Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro forma net income and pro forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost.

Although the Corporation did not grant stock options during the six-month period ended June 30, 2003, stock options were granted by subsidiaries. Had the fair value-based accounting method been applied to options granted in the period, net earnings would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

Options were outstanding at June 30, 2003 to purchase, until October 21, 2011, 8,868,900 subordinate voting shares at various prices from $9.15625 to $35.325 per share.

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure

For the three months ended June 30, 2003	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	2,669	-		-	2,669
Net investment income	903	43		50	996
Fees and media income	399	417		85	901
	3,971	460	-	135	4,566
EXPENSES					
Insurance claims	2,959	-		-	2,959
Commissions, other operating expenses	606	238		96	940
Interest expense	-	21		34	55
	3,565	259	-	130	3,954
	406	201	-	5	612
Share of earnings of affiliates			50	-	50
Other income - net	-	-	-	-	-
Earnings before the following:	406	201	50	5	662
Income taxes	115	67	-	10	192
Non-controlling interests	154	83	17	(4)	250
Contribution to consolidated net earnings	137	51	33	(1)	220

Information on profit measure

For the three months ended June 30, 2002	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	2,289				2,289
Net investment income	884	30		31	945
Fees and media income	475	471		87	1,033
	3,648	501	-	118	4,267
EXPENSES					
Insurance claims	2,610				2,610
Commissions, other operating expenses	673	264		100	1,037
Interest expense	-	20		23	43
	3,283	284	-	123	3,690
	365	217	-	(5)	577
Share of earnings of affiliates			45	-	45
Other income - net		-	-	(2)	(2)
Earnings before the following:	365	217	45	(7)	620
Income taxes	119	82		8	209
Non-controlling interests	124	83	14	(5)	216
Contribution to consolidated net earnings	122	52	31	(10)	195

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure

For the six months ended June 30, 2003	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	5,618	-		-	5,618
Net investment income	1,851	80		64	1,995
Fees and media income	832	835		163	1,830
	8,301	915	-	227	9,443
EXPENSES					
Insurance claims	6,281	-		-	6,281
Commissions, other operating expenses	1,236	484		192	1,912
Interest expense	-	42		55	97
	7,517	526	-	247	8,290
	784	389	-	(20)	1,153
Share of earnings of affiliates			46	-	46
Other income - net	-	-	(10)	-	(10)
Earnings before the following:	784	389	36	(20)	1,189
Income taxes	221	130	-	(10)	341
Non-controlling interests	294	161	12	(6)	461
Contribution to consolidated net earnings	269	98	24	(4)	387

Information on profit measure

For the six months ended June 30, 2002	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	5,197				5,197
Net investment income	1,826	60		84	1,970
Fees and media income	938	940		165	2,043
	7,961	1,000	-	249	9,210
EXPENSES					
Insurance claims	5,912				5,912
Commissions, other operating expenses	1,342	541		194	2,077
Interest expense	-	40		46	86
	7,254	581	-	240	8,075
	707	419	-	9	1,135
Share of earnings of affiliates			46	-	46
Other income - net	-	-	-	(2)	(2)
Earnings before the following:	707	419	46	7	1,179
Income taxes	223	162		16	401
Non-controlling interests	247	158	15	(8)	412
Contribution to consolidated net earnings	237	99	31	(1)	366

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 6. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

For the three months ended June 30 *(in millions of dollars)*	2003	2002
Net earnings	220	195
Dividends on non-participating shares	(8)	(5)
Net earnings available to participating shareholders	212	190
Weighted number of participating shares outstanding *(millions)*		
Basic	222.3	221.8
Exercise of stock options	8.9	9.2
Shares assumed to be repurchased with proceeds from exercise of stock options	(4.9)	(5.0)
Weighted number of participating shares outstanding (denominator) *(millions)*		
Diluted	226.3	226.0

For the six months ended June 30 *(in millions of dollars)*	2003	2002
Net earnings	387	366
Dividends on non-participating shares	(15)	(10)
Net earnings available to participating shareholders	372	356
Weighted number of participating shares outstanding *(millions)*		
Basic	222.3	221.6
Exercise of stock options	8.9	9.2
Shares assumed to be repurchased with proceeds from exercise of stock options	(5.1)	(5.1)
Weighted number of participating shares outstanding (denominator) *(millions)*		
Diluted	226.1	225.7

Note 7. Other income (charges), net

(in millions of dollars)	For the three months ended June 30 2003	2002	For the six months ended June 30 2003	2002
Share of Pargesa's non-operating earnings	-	-	(10)	-
Other	-	(2)	-	(2)
	-	(2)	(10)	(2)

Note 8. Acquisition of Canada Life Financial Corporation (CLFC)

On July 10, 2003, Great-West Lifeco Inc. (Lifeco) acquired all of the outstanding shares of CLFC, the parent company of the Canada Life Assurance Company (Canada Life), that were not already beneficially owned by Lifeco at a price of $44.50 per CLFC common share, representing an aggregate transaction value of $7.2 billion, including transaction costs.

The acquisition was completed by way of a capital reorganization of CLFC pursuant to which CLFC shareholders received as consideration one of the following alternatives for each of their CLFC common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or

- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or

- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or

- 1.1849 Lifeco shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or

- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

After election and proration, Lifeco issued 55,958,505 common shares at a price of $37.556 per common share, which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement. Lifeco also issued 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share. The 607,712 common shares of CLFC that were beneficially owned by Lifeco had a carrying value of $21 million on the date of acquisition.

Note 8. Acquisition of Canada Life Financial Corporation (CLFC) (cont.)

CLFC vested stock options on 2,766,834 shares, outstanding at acquisition, were exchanged for new equivalent Lifeco stock options to purchase an aggregate of 3,278,421 Lifeco common shares at equivalent exercise prices, based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options expire on August 25, 2003.

Total purchase consideration consisted of the following: *(in millions of dollars)*

Cash	4,219
Lifeco common shares	2,102
Lifeco 4.80% Preferred Shares, Series E	597
Lifeco 5.90% Preferred Shares, Series F	199
Fair value of Lifeco options exchanged for CLFC options	11
Transaction and related costs (estimated), net of income taxes	35
	7,163

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 million to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group Inc. has also invested $100 million by purchasing 2,662,690 Lifeco common shares from treasury via private placement.

Lifeco also entered into a commitment with a Canadian chartered bank (Bank), pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco or one or more of its subsidiaries. The credit facility provides a one-year bank facility of up to $1,400 million and also up to $600 million of five-year term financing. The five-year term financing is syndicated to a group of international financial institutions. The balances of these facilities on July 11, 2003 were $944 million and $594 million, respectively.

The allocation of the purchase price to CLFC assets acquired, liabilities assumed and intangible assets and goodwill acquired is expected to be completed during the third quarter of 2003.

Results of CLFC will be included in the consolidated statement of earnings from the date of acquisition. Canada Life offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United States, the United Kingdom and the Republic of Ireland, and in several other jurisdictions.